Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares(as defined below) of Cox Communications, Inc. [NYSE: COX] Class A common stock. The Offer (as defined below) is made solely by the Offer to Purchase dated November 3, 2004, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares other than Cox Holdings, Inc. and Cox DNS, Inc. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. The Purchasers (as defined below) may, in their discretion, take such action as they deem necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchasers by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchasers.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Class A Common Stock

of

COX COMMUNICATIONS, INC.

at

$34.75 Net Per Share

by

COX HOLDINGS, INC.,

a wholly owned subsidiary of

COX ENTERPRISES, INC.

and

by

COX COMMUNICATIONS, INC.

     Cox Holdings, Inc., a Delaware corporation (“Holdings”), a direct wholly owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), and Cox Communications, Inc., a Delaware corporation (“Cox” and together with Holdings, the “Purchasers”), are offering to purchase, at a price of $34.75 net per share in cash without interest (the “Offer Price”), all outstanding shares of Class A common stock, par value $1.00 per share, of Cox (the “Shares”) not otherwise owned by Holdings or Cox DNS, Inc., a Delaware Corporation (“DNS”), another direct, wholly owned subsidiary of Enterprises, including all Shares issued upon exercise of options, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2004 (the “Offer to Purchase”), and the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the “Offer” described herein.

     Stockholders of record whose Shares are registered in their own names and who tender their Shares directly to Wachovia Bank, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares, in connection with the Offer. Stockholders of Cox who hold their Shares through brokers, dealers, banks, trust companies or other nominees must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares. The Purchasers are offering to acquire all of the Shares not already owned by Holdings or DNS as a first step to Enterprises acquiring all of the outstanding Shares not otherwise owned by Holdings or DNS. Following the purchase of the Shares in the Offer, Holdings intends to complete the Merger (as defined below) to enable Enterprises to acquire all of the outstanding Shares that are not tendered to and accepted for payment by the Purchasers in the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 2, 2004, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THIS OFFER MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE EXPIRATION DATE OF THE OFFER, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.

     This Offer is subject to, among other things, (i) the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares which constitute at least a majority of the outstanding Shares not beneficially owned by Enterprises, Holdings, DNS or their respective affiliates or the directors and executive officers of Cox immediately prior to the expiration of the Offer (the “Majority of the Minority Condition”) and (ii) the non-waivable condition that Cox shall have obtained funding under its new credit facility arranged in connection with the Offer and the Merger (the “Cox Financing Condition”).

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 19, 2004 (the “Merger Agreement”), by and among Enterprises, Holdings, CEI-M Corporation, a Delaware corporation and a newly-formed, wholly owned subsidiary of Holdings (“CEI-M”), and Cox. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, Holdings and DNS will contribute all Cox common stock held by them to CEI-M. CEI-M will then merge with and into Cox (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”). Following the Merger, Cox shall be the surviving corporation (the “Surviving Corporation”), and the separate existence of CEI-M shall cease. At the effective time of the Merger (the “Effective Time”), (i) each outstanding Share (except for Shares owned by Enterprises, Holdings, DNS or CEI-M, Shares held in Cox’s treasury or by a wholly owned subsidiary of Cox and Shares held by stockholders who have properly exercised appraisal rights under the DGCL) will be converted into and represent the right to receive the Offer Price, and (ii) each share of CEI-M’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of the common stock of the Surviving Corporation.

     The Board of Directors of Cox (the “Cox Board”), based upon the unanimous recommendation of a special committee of independent directors of the Cox Board, (1) unanimously determined that each of the Offer and the Merger is fair to and in the best interests of Cox’s stockholders (other than Enterprises and its affiliates), (2) unanimously approved the Offer and the Merger, and (3) unanimously recommends that Cox’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

     On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date (as defined below), the Purchasers will accept for payment and pay for, all Shares validly tendered in the Offer and not properly withdrawn on or prior to the Expiration Date. For purposes of the Offer, the Purchasers will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchasers give oral or written notice to the Depositary, as agent for the tendering stockholders, of the Purchasers’ acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchasers and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address as set forth in the Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a book-entry confirmation must be received by the Depositary (including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date (as defined below) or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth in the Offer to Purchase on or prior to the Expiration Date.

     Under no circumstance will interest be paid on the Offer Price, regardless of any extension of or amendment to the Offer or any delay in making payment.

     For purposes of the Offer and as used herein and in the Offer to Purchase, the term “Expiration Date” means 12:00 midnight, New York City time, on December 2, 2004, unless the Purchasers shall have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Purchasers, shall expire. Holdings may extend, on behalf of the Purchasers, and at the request of the special committee of the Cox Board, Holdings will be obligated to extend, the Offer from time to time if certain conditions to the Offer have not been satisfied or, if permissible, waived.

     If Holdings extends the Offer, Holdings will inform the Depositary of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such Shares. Shares that are tendered in the Offer may be withdrawn pursuant to the procedures described in “The Tender Offer – Section 4. Withdrawal Rights” of the Offer to Purchase at any time on or prior to the Expiration Date.

     For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Tender Offer — Section 3. Procedures For Tendering Shares,” any notice of withdrawal must specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered in the Offer, however, by again following one of the procedures described in “The Tender Offer – Section 3. Procedures or Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date or during a subsequent offering period, if the Offer is amended to provide for one. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchasers in their sole discretion, whose determination will be final and binding. None of the Purchasers, Citigroup Global Markets Inc., Lehman Brothers Inc., the Dealer Managers for the Offer, the Depositary, D. F. King & Co., Inc., the Information Agent for the Offer, or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     In addition, if Shares tendered in the Offer have been accepted for payment, but the number of Shares tendered, together with Shares already owned by Holdings and DNS would not represent at least 90% of the then outstanding Shares, Holdings may extend the Offer for a “Subsequent Offering Period” of 3 business days to 15 business days in length in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended. If provided, a Subsequent Offering Period would be an additional period of time, following the Expiration Date and the acceptance for payment of any Shares that are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to Holdings in exchange for the Offer Price on the same terms that applied to the Offer. The Subsequent Offering Period is not the same as an extension of the Offer, which will have been previously completed if a Subsequent Offering Period is provided. Holdings or Cox will accept for payment, and pay for, any Shares that are validly tendered during a Subsequent Offering Period, if provided, as promptly as practicable after any such Shares are validly tendered during such Subsequent Offering Period. Holders of Shares that are validly tendered during a Subsequent Offering Period, if provided, will not have the right to withdraw such tendered Shares.

     The Offer to Purchase, the related Letter of Transmittal (and other materials related to the Offer) will be mailed to record holders of Shares, and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Cox’s stockholders list, or, if applicable, who are listed as participants in a clearing agency’s security position listing.

     The sale or exchange of the Shares for cash under the Offer or the Merger will be a taxable transaction to U.S. stockholders for United States federal income tax purposes. In general, a U.S. stockholder who sells Shares pursuant to the Offer or receives cash in exchange for such Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. stockholder’s adjusted tax basis in the Shares sold or exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer or exchanged for cash under the Merger. A summary of the United States federal income tax consequences of the Offer and the Merger is described in “The Tender Offer – Section 5. Certain United Stated Federal Income Tax Considerations” in the Offer to Purchase.

     Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder’s status as a U.S. stockholder or a Non-U.S. stockholder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-United States taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

     Holdings has expressly reserved the right to amend or make changes in the terms of and conditions to the Offer, provided that, without the prior written consent of Cox and the special committee of Cox’s board of directors, Holdings shall not do any of the following: (i) decrease the Offer Price or change the form of consideration to be paid in the Offer; (ii) impose any conditions to the Offer other than the conditions specified in “The Tender Offer – Section 12. Certain Conditions To The Offer;” (iii) otherwise amend the Offer in a manner that would materially and adversely affect the holders of Shares; (iv) amend or waive the Majority of Minority Condition or the Cox Financing Condition; or (v) decrease the number of Shares to be purchased by Holdings pursuant to the Offer.

     The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Offer to Purchase and related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

     Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent, as set forth below, or brokers, dealers, banks, trust companies or other nominees, and copies will be furnished promptly at Holdings’ expense. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares.

The Information Agent for the Offer is:

D. F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 549-6697

The Dealer Managers for the Offer are:

Contact: Tim Drain (877) 531-8365	Contact: Kevin Blum (212) 526-7850

November 3, 2004